STATEMENT OF INVESTMENTS

Dreyfus Basic U.S. Government Money Market Fund

May 31, 2008 (Unaudited)

U.S. Government Agencies--83.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
9/15/09	2.05	50,000,000 a	49,996,899
3/12/10	2.20	25,000,000 a	24,960,145
Federal Home Loan Bank System:			
8/29/08	2.11	2,787,000	2,772,600
2/27/09	2.58	15,000,000	15,004,232
3/5/09	2.55	10,000,000	10,001,214
5/7/09	2.35	14,995,000	15,014,415
5/19/09	2.50	20,000,000	20,002,874
6/18/08	4.23	25,000,000	24,951,125
7/16/08	3.42	25,000,000	24,895,000
8/15/08	2.13	40,000,000	39,823,333
9/18/09	2.14	15,000,000 a	15,001,917
Federal Home Loan Mortgage Corp.:			
6/13/08	3.88	25,000,000	24,968,167
7/1/08	4.31	29,637,000	29,533,518
1/12/09	2.14	20,000,000	20,355,057
Federal National Mortgage Association:			
6/2/08	2.25	25,000,000 a	25,000,000
8/20/08	2.11	15,000,000	14,930,333
Total U.S. Government Agencies (cost $357,210,829)			**357,210,829**

Repurchase Agreements--16.0%			
Barclays Financial LLC			
dated 5/30/08, due 6/2/08 in the amount of			
$38,007,347 (fully collateralized by $38,929,891			
Government National Mortgage Association, 4.50%, due			
5/20/38, value $38,760,001)	2.32	38,000,000	38,000,000
UBS Securities LLC			
dated 5/30/08, due 6/2/08 in the amount of			
$30,005,625 (fully collateralized by $30,195,000			
Federal National Mortgage Association, 4.65%-5%, due			
10/9/09-10/15/10, value $30,601,174)	2.25	30,000,000	30,000,000
Total Repurchase Agreements (cost $68,000,000)			**68,000,000**
Total Investments (cost $425,210,829)		**99.9%**	**425,210,829**
Cash and Receivables (Net)		**.1%**	**605,367**
Net Assets		**100.0%**	**425,816,196**

a   Variable rate security--interest rate subject to periodic change.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs		Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices		0	0
Level 2 - Other Significant Observable Inputs		425,210,829	0
Level 3 - Significant Unobservable Inputs		0	0
Total		425,210,829	0

*Other financial instruments are derivative instruments not reflected in the Statement of Investments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.